                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


              Form 20-F  X                   Form 40-F
                       -----                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


              Yes                            No   X
                  -----                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 18, 2002, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended February 28, 2002. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2002 fiscal year. The press release and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2002 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

[PRESS RELEASE]
[EXFO LETTERHEAD]
     1 800  663-3936  info@exfo.com  -  www.exfo.com
Tel.: (418) 683-0211     Fiber-optic test, measurement and monitoring equipment
Fax:  (418) 683-2170


EXFO MEETS PREVIOUSLY ANNOUNCED GUIDANCE

-        Sales of US$14.6 million
-        Pro forma net loss* of US$0.07 per share
-        Net loss of US$0.37 per share
-        Guides towards slight growth in upcoming quarter


QUEBEC CITY, CANADA, March 18, 2002--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has met previously issued guidance for the second quarter of fiscal 2002.

EXFO reported sales of US$14.6 million for the quarter ended February 28, 2002 compared to US$36.3 million for the same period in fiscal 2001 and US$20.1 million for the first quarter of 2002.

Pro forma net loss* for the second quarter of fiscal 2002 was US$4.1 million, or US$0.07 per share, compared to pro forma net earnings of US$7.5 million, or US$0.14 per share, for the second quarter of 2001 and a pro forma net loss of US$1.9 million, or $0.03 per share, for the first quarter of 2002.

EXFO's net loss, which includes amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges, for the second quarter of fiscal 2002 was US$22.7 million, or US$0.37 per share, compared to net earnings of US$24,000, or US$0.00 per share, for the same period last year and a net loss of US$19.1 million, or $0.33 per share, for the first quarter of 2002.

Gross margin, excluding inventory write-offs, amounted to 51.9% of sales for the second quarter of 2002 compared to 64.8% for the same period in 2001 and 55.1% for the first quarter of 2002. Including inventory write-offs of US$5.9 million and US$3.5 million in the second and first quarters of 2002, gross margin dropped to 11.8% and 37.8%, respectively.

"After 16 consecutive years of growth in sales, we have been affected by difficult market conditions that are unprecedented in this industry," said Germain Lamonde, Chairman, President and CEO of EXFO. "However, I am pleased that we have strengthened our positioning in the fiber-optic test and measurement segment. Our sequential increase in net bookings and decrease in order cancellations represent encouraging signs that our business strategy is reaping benefits."

[PRESS RELEASE]
[EXFO LETTERHEAD]
     1 800  663-3936  info@exfo.com  -  www.exfo.com
Tel.: (418) 683-0211     Fiber-optic test, measurement and monitoring equipment
Fax:  (418) 683-2170


BUSINESS HIGHLIGHTS
EXFO launched an unprecedented nine new products during the second quarter of 2002. Three major releases included the FTB-5800 Chromatic Dispersion Analyzer for high-speed DWDM networks; the IQS-500 Cortex platform for manufacturing automation and R&D; and the FPMD-5600 Femtosecond Polarization Mode Dispersion Analyzer (PMD) to measure first- and second-order PMD for DWDM.

By the time the Optical Fiber Conference concludes this week, the Company will have announced more than 20 new products since the beginning of fiscal 2002. In comparison, EXFO launched the same number of products during the entire 2001 fiscal year.

OPERATING EXPENSES
Selling and administrative expenses amounted to US$9.3 million, or 63.4% of sales, for the second quarter of fiscal 2002 compared to US$10.9 million, or 30.1% of sales, for the same period in 2001 and US$10.3 million, or 51.3% of sales, for the first quarter of 2002. Gross research and development expenses totalled US$4.8 million, or 33.0% of sales, for the second quarter of fiscal 2002 compared to US$4.5 million, or 12.4% of sales, for the same period last year and US$4.2 million, or 20.9% of sales, for the first quarter of 2002. During the second quarter of 2002, EXFO incurred additional severance expenses of US$447,000 as part of its restructuring efforts.

The percentage increases in operating expenses were mainly due to decreased sales during the second quarter of 2002 and the full effect of the Avantas acquisition.

BUSINESS OUTLOOK
EXFO forecasted sales between US$14.5 million and US$17.0 million and a pro forma net loss between US$0.05 and US$0.07 for the third quarter of fiscal 2002.

"We have made difficult choices preserving our long-term focus on innovation and market share gains while aligning our cost structure to current market conditions," Mr. Lamonde said. "Judging by the string of products we released so far this year, we are optimistic about showing slight growth in the third quarter."

CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its second-quarter results. To listen to the conference call and participate in the question period via telephone, dial 1 (416) 620-2400.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. A replay of the conference call can be accessed after 7 p.m. (Eastern time) today until midnight (Eastern time) on March 22, 2002. The replay number is 1 (416) 626-4100 and the password is 20395770. A Webcast of the conference call will also be available on EXFO's Web site at www.exfo.com, under the Investors section.

[PRESS RELEASE]
[EXFO LETTERHEAD]
     1 800  663-3936  info@exfo.com  -  www.exfo.com
Tel.: (418) 683-0211     Fiber-optic test, measurement and monitoring equipment
Fax:  (418) 683-2170

*PRO FORMA NET EARNINGS (LOSS) REPRESENT NET EARNINGS (LOSS) EXCLUDING AMORTIZATION OF GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS AND RESTRUCTURING CHARGES. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.


                                                          THREE MONTHS ENDED FEBRUARY 28,
                                                             2001                   2002

NET EARNINGS (LOSS) IN ACCORDANCE WITH GAAP            $          24          $     (22,675)

PRO FORMA ADJUSTMENTS:
AMORTIZATION OF GOODWILL                                       6,377                 12,409
AMORTIZATION OF INTANGIBLE ASSETS                              1,648                  3,469
TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS                 (538)                (1,281)
RESTRUCTURING CHARGES                                              -                  6,309
TAX EFFECT OF THE RESTRUCTURING CHARGES                            -                 (2,330)
                                                       ---------------        ---------------
PRO FORMA NET EARNINGS (LOSS)                          $       7,511          $      (4,099)
                                                       ===============        ===============
BASIC AND DILUTED PRO FORMA NET EARNINGS (LOSS) PER    $        0.14          $       (0.07)
    SHARE



EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE READER BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

[PRESS RELEASE]
[EXFO LETTERHEAD]
     1 800  663-3936  info@exfo.com  -  www.exfo.com
Tel.: (418) 683-0211     Fiber-optic test, measurement and monitoring equipment
Fax:  (418) 683-2170


ABOUT EXFO
EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors as well as for research and development labs.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including continued uncertainty over the world-wide economy, spending in the telecommunications sector and our ability to execute successfully in these uncertain conditions; the effects of the actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures to align with decreased levels of business, ability to manage inventory levels to adapt to slowdowns); market acceptance of our recently introduced new products and other upcoming new products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired companies; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and our operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this document.

FOR MORE INFORMATION:
Mike Lamanna
Director, Investor Relations
(418) 683-0211
michael.lamanna@exfo.com

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)


                                                             AS AT                 AS AT
                                                           AUGUST 31,            FEBRUARY 28,
                                                              2001                   2002
                                                           ----------            ------------
                                                                                  (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                   $  7,729               $  8,105
Short-term investments                                        66,861                 43,432
Accounts receivable
      Trade, less allowance for doubtful accounts of $541
      ($893 as at August 31, 2001)                            24,531                  9,669
      Other                                                    3,660                  3,408
Income taxes receivable                                            -                 15,781
Inventories (note 3)                                          44,345                 36,143
Prepaid expenses                                               1,265                  1,478
Future income taxes                                            1,423                  1,808
                                                            --------               --------
                                                             149,814                119,824

PROPERTY, PLANT AND EQUIPMENT                                 27,140                 28,537

INTANGIBLE ASSETS AND GOODWILL                               264,242                291,318

FUTURE INCOME TAXES                                            1,381                  1,909
                                                            --------               --------
                                                            $442,577               $441,588
                                                            ========               ========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)           $ 16,180               $ 12,525
Income taxes payable                                           2,623                      -
Deferred revenue                                                 616                    378
Current portion of long-term debt                                106                     91
                                                            --------               --------
                                                              19,525                 12,994

DEFERRED GRANTS                                                1,002                    636

LONG-TERM DEBT                                                   664                    620

FUTURE INCOME TAXES                                            6,581                  5,522
                                                            --------               --------
                                                              27,772                 19,772
                                                            --------               --------
CONTINGENCY (NOTE 7)

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                429,995                489,611

CONTRIBUTED SURPLUS                                            1,457                  1,483

CUMULATIVE TRANSLATION ADJUSTMENT                             (8,333)               (19,234)

DEFICIT                                                       (8,314)               (50,044)
                                                            --------               --------
                                                             414,805                421,816
                                                            --------               --------
                                                            $442,577               $441,588
                                                            ========               ========

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)



                                                 THREE MONTHS       SIX MONTHS ENDED       THREE MONTHS       SIX MONTHS ENDED
                                               ENDED FEBRUARY 28,      FEBRUARY 28,      ENDED FEBRUARY 28,     FEBRUARY 28,
                                                     2001                 2001                 2002                 2002
                                              ------------------   ------------------   ------------------   ------------------

SALES                                         $         36,293     $         64,812     $         14,601     $         34,739

COST OF SALES *                                         12,787               23,095               12,885               25,417
                                              ------------------   ------------------   ------------------   ------------------
GROSS MARGIN                                            23,506               41,717                1,716                9,322
                                              ------------------   ------------------   ------------------   ------------------
OPERATING EXPENSES
Selling and administrative                              10,915               19,835                9,252               19,577
Net research and development (note 5)                    3,315                5,287                3,673                6,818
Amortization of property, plant and
      equipment                                            716                1,230                1,487                2,835
Amortization of intangible assets                        1,648                1,662                3,469                6,740
Restructuring charges (note 6)                               -                    -                  447                  857
                                              ------------------   ------------------   ------------------   ------------------
TOTAL OPERATING EXPENSES                                16,594               28,014               18,328               36,827
                                              ------------------   ------------------   ------------------   ------------------
EARNINGS (LOSS) FROM OPERATIONS                          6,912               13,703              (16,612)             (27,505)

Interest income, net                                     1,777                4,408                  279                  978
Foreign exchange gain                                      811                3,170                   54                   87
                                              ------------------   ------------------   ------------------   ------------------
EARNINGS (LOSS) BEFORE INCOME TAXES AND
      AMORTIZATION OF GOODWILL                           9,500               21,281              (16,279)             (26,440)
                                              ------------------   ------------------   ------------------   ------------------
INCOME TAXES
Current                                                  4,070                7,590               (5,241)              (7,815)
Future                                                    (971)                (339)                (772)              (1,754)
                                              ------------------   ------------------   ------------------   ------------------
                                                         3,099                7,251               (6,013)              (9,569)
                                              ------------------   ------------------   ------------------   ------------------
EARNINGS (LOSS) BEFORE AMORTIZATION OF
      GOODWILL                                           6,401               14,030              (10,266)             (16,871)

AMORTIZATION OF GOODWILL                                 6,377                6,501               12,409               24,859
                                              ------------------   ------------------   ------------------   ------------------
NET EARNINGS (LOSS) FOR THE PERIOD            $             24     $          7,529     $        (22,675)    $        (41,730)
                                              ------------------   ------------------   ------------------   ------------------
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
      Earnings (loss) before amortization
           of goodwill                        $           0.12     $           0.28     $          (0.17)    $          (0.28)
      Net earnings (loss)                     $              -     $           0.15     $          (0.37)    $          (0.70)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000's)                               51,804               49,267               61,321               59,822

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000's) (note 8)                      52,043               49,431               61,321               59,822



* including restructuring charges for inventory write-off of $5,862 and $9,362 for the three months and the six months ended February 28, 2002, respectively, nil in 2001 (see note 6).

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
    INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                            AND CONTRIBUTED SURPLUS
                          (in thousands of US dollars)


RETAINED EARNINGS (DEFICIT)

                                                            SIX MONTHS
                                                              ENDED
                                                           FEBRUARY 28,
                                             -----------------------------------------
                                                    2001                   2002
                                             ------------------    -------------------

BALANCE - BEGINNING OF PERIOD                    $ 6,980               $ (8,314)

ADD
Net earnings (loss) for the period                 7,529                (41,730)
                                             ------------------    -------------------

BALANCE - END OF PERIOD                          $14,509               $(50,044)
                                             ------------------    -------------------






CONTRIBUTED SURPLUS

                                                            SIX MONTHS
                                                              ENDED
                                                           FEBRUARY 28,
                                             -----------------------------------------
                                                    2001                   2002
                                             ------------------    -------------------

BALANCE - BEGINNING OF PERIOD                      $    -                $1,457

ADD
Premium on resale of share capital                  1,350                    26
                                             ------------------    -------------------

BALANCE - END OF PERIOD                            $1,350                $1,483
                                             ------------------    -------------------

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                  THREE MONTHS                             THREE MONTHS
                                                      ENDED          SIX MONTHS ENDED         ENDED          SIX MONTHS ENDED
                                                  FEBRUARY 28,         FEBRUARY 28,        FEBRUARY 28,        FEBRUARY 28,
                                                      2001                 2001                2002                2002
                                                ------------------  ------------------- ------------------- -------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period                     $     24            $   7,529           $ (22,675)          $ (41,730)
Add (deduct) items not affecting cash and
      cash equivalents
      Discount on short-term investments                   2,795                 188                   1                 541
      Amortization of property, plant and
           equipment                                         716               1,230               1,487               2,835
      Amortization of intangible assets                    1,648               1,662               3,469               6,740
      Foreign exchange gains (losses) on
           disposal of short-term investments               (878)             (3,188)                  3                 (76)
      Future income taxes                                   (971)               (339)               (772)             (1,754)
      Amortization of goodwill                             6,377               6,501              12,409              24,859
Change in non-cash operating working capital
      items
      Accounts receivable                                 (1,039)             (7,297)              6,182              15,103
      Income taxes                                         2,571               4,383              (8,189)            (16,300)
      Inventories                                         (9,307)            (16,300)              6,826               9,335
      Prepaid expenses                                      (627)               (605)                 43                  94
      Accounts payable and accrued
           liabilities                                    (2,029)              4,371              (3,225)             (5,447)
      Deferred revenue                                       144                 176                (104)               (219)
      Deferred grants                                        (71)                (61)               (115)               (334)
                                                ------------------  ------------------- ------------------- -------------------

                                                            (647)             (1,750)             (4,660)             (6,353)
                                                ------------------  ------------------- ------------------- -------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                654                 812                   -                   -
Repayment of mandatorily redeemable
      preferred shares                                         -                (354)                  -                   -
Repayment of long-term debt                                 (874)             (1,004)                (22)                (59)
Redemption of share capital                                  (11)                (30)                  -                  (2)
Resale of share capital                                      364               1,380                   -                  28
Share issue expenses                                         (26)                (49)                  -                 (14)
                                                ------------------  ------------------- ------------------- -------------------

                                                             107                 755                 (22)                (47)
                                                ------------------  ------------------- ------------------- -------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                     (194,325)           (210,790)           (104,400)           (383,046)
Proceeds from disposal of short-term
      investments                                        245,499             263,831              97,555             404,131
Additions to property, plant and equipment
      and intangible assets                               (5,857)             (8,038)             (1,162)             (4,300)
Business combinations, net of cash and cash
      equivalents acquired                               (42,349)            (42,349)                  -              (9,756)
                                                ------------------  ------------------- ------------------- -------------------

                                                           2,968               2,654              (8,007)              7,029
                                                ------------------  ------------------- ------------------- -------------------

CHANGE IN CASH AND CASH EQUIVALENTS                        2,428               1,659             (12,689)                629

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
      CASH AND CASH EQUIVALENTS                             (778)               (454)                (82)               (253)

CASH AND CASH EQUIVALENTS - BEGINNING OF
      PERIOD                                                 284                 729              20,876               7,729
                                                ------------------  ------------------- ------------------- -------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD              $   1,934           $   1,934           $   8,105           $   8,105
                                                ------------------  ------------------- ------------------- -------------------

SUPPLEMENTARY INFORMATION
Interest paid                                          $    (125)          $    (157)          $     (43)          $     (96)
Interest received                                      $   4,057           $   4,723           $     321           $   1,414
Income taxes paid                                      $  (1,165)          $  (2,110)          $  (1,745)          $  (6,218)


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1     INTERIM FINANCIAL INFORMATION

      The financial information as at February 28, 2002 and for the periods ended February 28, 2001 and 2002 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

      These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2     BUSINESS COMBINATION

      On November 2, 2001, the company acquired a 100% interest in Avantas Networks Corporation (renamed EXFO Protocol Inc. ("EXFO Protocol")), a Canadian company specializing in fiber-optic protocol testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

      The consideration paid consisted of $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000 and the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed and announced, being August 20, 2001.

      This acquisition has been accounted for using the purchase method and consequently, the results of operations of EXFO Protocol have been included in the consolidated statements of earnings of the company since November 2, 2001, being the date of acquisition.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

                                                                     (UNAUDITED)
           Assets acquired
                Current assets                                       $   6,040
                Property, plant and equipment                            2,003
                In-process research and development                      1,400
                Core technology                                          5,050
                Future income tax assets                                   476
           Liabilities assumed                                          (3,575)
                                                                     ------------

           Net identifiable assets acquired                             11,394
           Goodwill                                                     57,987
                                                                     ------------

           Purchase price                                               69,381

           Less: Subordinate voting shares issued                       59,625
                                                                     ------------

           Cash paid, net of cash and cash equivalents acquired      $   9,756
                                                                     ------------

      The fair value allocated to intangible assets acquired was based upon an independent valuation performed in conjunction with this acquisition.

      The existing technology that has reached technological feasibility was classified as core technology.

      In-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

      In-process research and development and core technology are amortized on a straight-line basis over their estimated useful lives of ten months and five years, respectively. Goodwill is not amortized but is reviewed for impairment when events or circumstances indicated that cost may not be recoverable.


3     INVENTORIES

                                     AS AT                   AS AT
                                AUGUST 31, 2001        FEBRUARY 28, 2002
                               ------------------     --------------------

                                                          (UNAUDITED)

      Raw materials                 $29,891                 $23,003
      Work in progress                3,507                   2,078
      Finished goods                 10,947                  11,062
                                  ----------              ----------

                                    $44,345                 $36,143
                                  ----------              ----------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


4    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                  AS AT
                                               AUGUST 31,                 AS AT
                                                  2001              FEBRUARY 28, 2002
                                            ------------------     --------------------

                                                                        (UNAUDITED)

      Trade                                      $ 7,732                  $ 5,159
      Salaries and social benefits                 3,917                    3,517
      Commissions                                  1,307                      275
      Tax on capital                                 463                      697
      Warranty                                       901                      905
      Restructuring charges                        1,230                    1,136
      Other                                          630                      836
                                                 ---------               ----------
                                                 $16,180                  $12,525
                                                 ---------               ----------


5     NET RESEARCH AND DEVELOPMENT EXPENSES

                                                THREE MONTHS       SIX MONTHS ENDED       THREE MONTHS       SIX MONTHS ENDED
                                             ENDED FEBRUARY 28,       FEBRUARY 28,      ENDED FEBRUARY 28,      FEBRUARY 28,
                                                   2001                   2001                2002                 2002
                                             -------------------  -------------------  -------------------  -------------------

                                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)

      Gross research and development
           expenses                           $         4,508     $          7,356     $          4,823     $          9,033
      Research and development tax credits               (867)              (1,567)              (1,075)              (2,017)
      Government grants                                  (326)                (502)                 (75)                (198)
                                             -------------------  -------------------  -------------------  -------------------

                                             $          3,315     $          5,287     $          3,673     $          6,818
                                             -------------------  -------------------  -------------------  -------------------


6     RESTRUCTURING CHARGES

      During the three months ended November 30, 2001, the company incurred restructuring charges of $3,910,000 in order to align its cost structure to market conditions. The company recorded $410,000 in severance expenses for the 101 employees who were terminated, which are included in the restructuring charges in the statement of earnings for the six months ended February 28, 2002. The company also recorded $3,500,000 in inventory write-off for excess and obsolete inventories which is included in the cost of sales in the statement of earnings for the six months ended February 28, 2002. As at February 28, 2002, the accrued liabilities related to these restructuring charges amount to $47,000 and consist of severance expenses.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

      During the three months ended February 28, 2002, the company incurred additional restructuring charges of $6,309,000 in order to align its cost structure to current market conditions. The company recorded $447,000 in severance expenses for the additional 57 employees who were terminated, which are included in the restructuring charges in the statements of earnings for the periods ended February 28, 2002. The company also recorded $5,862,000 in additional inventory write-off for excess and obsolete inventories which is included in the cost of sales in the statements of earnings for the periods ended February 28, 2002. As at February 28, 2002, the accrued liabilities related to these restructuring charges amount to $409,000 and consist of severance expenses.

      Finally, as at February 28, 2002, the accrued liabilities related to the restructuring plan of June 2001 amount to $680,000 and consist of future payments on exit leased facilities.


7     CONTINGENCY

      On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000 contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices. The plaintiffs in this suit seek an unspecified amount for damages suffered.

      The company believes that its executive officers have fully complied with all applicable securities laws and that the claims against it and its officers are without merit. The company has referred this matter to its insurers and plans to vigorously defend its position in this litigation. However, at this time, it is not possible to predict the outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the interim consolidated financial statements as of February 28, 2002.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8     EARNINGS (LOSS) PER SHARE

      The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings (loss) per share calculation:

                                                THREE MONTHS       SIX MONTHS ENDED       THREE MONTHS       SIX MONTHS ENDED
                                             ENDED FEBRUARY 28,       FEBRUARY 28,      ENDED FEBRUARY 28,      FEBRUARY 28,
                                                    2001                  2001                2002                 2002
                                             -------------------  -------------------  -------------------  -------------------

                                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)

      Basic weighted average number of
           shares outstanding (000's)                  51,804               49,267               61,321               59,822
      Exercice of options                                 153                  121                    -                    -
      Exercice of restricted stock awards                  86                   43                    -                    -
                                             -------------------  -------------------  -------------------  -------------------

      Diluted weighted average number of
           shares outstanding (000's)                  52,043               49,431               61,321               59,822
                                             -------------------  -------------------  -------------------  -------------------


9     DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

      These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 19 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of the significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP

                                                  THREE MONTHS                             THREE MONTHS
                                                      ENDED          SIX MONTHS ENDED         ENDED          SIX MONTHS ENDED
                                                  FEBRUARY 28,         FEBRUARY 28,        FEBRUARY 28,        FEBRUARY 28,
                                                      2001                 2001                2002                2002
                                                ------------------  ------------------- ------------------- -------------------

                                                   (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)

      Net earnings (loss) for the period in
           accordance with Canadian GAAP        $             24      $        7,529           $ (22,675)       $    (41,730)
      Non-cash stock-based compensation
           costs related to stock option plan               (641)               (174)               (224)               (431)
      Non-cash stock-based compensation
           costs related to stock purchase
           plan                                             (113)               (234)               (232)               (359)
      Non-cash stock-based compensation
           costs related to restricted stock
           award plan                                       (339)               (339)             (1,115)             (2,027)
      Unrealized gains (losses) on forward
           exchange contracts                              1,002                 103                  46                (220)
      Future income taxes on forward
           exchange contracts                               (439)                (34)                (15)                 73
      Reclassification of realized foreign
           exchange gains on
           available-for-sale securities                   4,300                   -                   -                   -
      Future income taxes on
           available-for-sale securities                  (1,935)                  -                   -                   -
      Acquired in-process research and
           development                                    (1,309)             (1,309)                420                (840)
      Future income taxes on acquired in-
           process research and development                 (162)               (162)               (133)               (179)
      Amortization of goodwill                            (2,034)             (2,034)             (3,237)             (6,479)
                                                ------------------  ------------------- ------------------- -------------------

      Net earnings (loss) available to
           common shareholders for the
           period in accordance with U.S.
           GAAP                                           (1,646)              3,346             (27,165)            (52,192)

      Other comprehensive income (loss)
           Foreign currency translation
                adjustments                                  664              (7,878)             (5,805)            (10,901)
           Unrealized holding gains on
                available-for-sale
                securities, net of related
                future income taxes                          419                 382                   -                   -
           Reclassification of realized
                foreign exchange gains on
                available-for-sale
                securities, net of related
                future income taxes                       (2,365)                  -                   -                   -
                                                ------------------  ------------------- ------------------- -------------------

      Comprehensive loss                        $         (2,928)   $         (4,150)   $        (32,970)   $        (63,093)
                                                ------------------  ------------------- ------------------- -------------------

      Basic and diluted net earnings (loss)     $          (0.03)   $           0.07    $           (0.44)  $           (0.87)
           per share in accordance with U.S.
           GAAP

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      SHARE CAPITAL

                                                                                            AS AT                 AS AT
                                                                                         AUGUST 31,            FEBRUARY 28,
                                                                                            2001                   2002
                                                                                      ------------------    -----------------

                                                                                                               (UNAUDITED)

           Share capital in accordance with Canadian GAAP                             $        429,995       $       489,611
           Stock-based compensation costs related to stock purchase plan
                Current period                                                                    (150)                    -
                Cumulative effect of prior periods                                               2,692                 2,542
           Shares issued upon business combinations                                             65,584                65,584
                                                                                      ------------------    -------------------

           Share capital in accordance with U.S. GAAP                                 $        498,121      $        557,737
                                                                                      ------------------    -------------------


      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                            AS AT                 AS AT
                                                                                         AUGUST 31,            FEBRUARY 28,
                                                                                            2001                   2002
                                                                                      ------------------    -----------------

                                                                                                               (UNAUDITED)

           Deferred stock-based compensation costs in accordance with
                Canadian GAAP                                                         $              -       $             -
           Stock-based compensation costs related to stock-based compensation plans
                Current period                                                                  (8,145)                    -
                Cumulative effect of prior periods                                             (19,429)               (7,968)
           Amortization for the period                                                           4,912                 2,817
           Reduction of stock-based compensation costs                                          14,694                   216
                                                                                      ------------------    -------------------

           Deferred stock-based compensation costs in accordance with U.S. GAAP       $         (7,968)      $        (4,935)
                                                                                      ------------------    -------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      OTHER CAPITAL

                                                                                            AS AT                 AS AT
                                                                                         AUGUST 31,            FEBRUARY 28,
                                                                                            2001                   2002
                                                                                      ------------------    -----------------

                                                                                                               (UNAUDITED)

           Other capital in accordance with Canadian GAAP                             $              -      $              -
           Stock-based compensation costs related to stock-based compensation plans
                Current period                                                                   8,145                     -
                Cumulative effect of prior periods                                              18,749                12,350
           Reduction of stock-based compensation costs                                         (14,544)                 (216)
                                                                                      ------------------    -------------------

           Other capital in accordance with U.S. GAAP                                 $         12,350      $         12,134
                                                                                      ------------------    -------------------


      DEFICIT

                                                                                            AS AT                 AS AT
                                                                                         AUGUST 31,            FEBRUARY 28,
                                                                                            2001                   2002
                                                                                      ------------------    -----------------

                                                                                                               (UNAUDITED)

           Deficit in accordance with Canadian GAAP                                   $         (8,314)      $       (50,044)
           Stock-based compensation costs related to stock-based compensation plans
                Current period                                                                  (4,912)               (2,817)
                Cumulative effect of prior periods                                              (2,012)               (6,924)
           Unrealized gains (losses) on forward exchange contracts, net of related future income taxes
                Current period                                                                     117                  (147)
                Cumulative effect of prior periods                                                   -                   117
           Acquired in-process research and development
                Current period                                                                       -                  (840)
           Future income taxes on acquired in-process research and development
                Current period                                                                    (936)                 (179)
                Cumulative effect of prior periods                                                   -                  (936)
           Amortization of goodwill
                Current period                                                                  (8,453)               (6,479)
                Cumulative effect of prior periods                                                   -                (8,453)
           Change in reporting currency
                Cumulative effect of prior periods                                               1,016                 1,016
                                                                                      ------------------    -------------------

           Deficit in accordance with U.S. GAAP                                       $        (23,494)      $       (75,686)
                                                                                      ------------------    -------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                            AS AT                 AS AT
                                                                                         AUGUST 31,            FEBRUARY 28,
                                                                                            2001                   2002
                                                                                      ------------------    -----------------

                                                                                                               (UNAUDITED)

      Foreign currency translation adjustments
           Balance - Beginning of period                                              $           539        $        (9,349)
           Change during the period                                                            (9,888)               (10,901)
                                                                                      ------------------    -------------------

           Balance - End of period                                                             (9,349)               (20,250)
                                                                                      ------------------    -------------------

      Unrealized holding gains on available-for-sale securities, net of future income taxes
           Balance - Beginning of period                                                           37                      -
           Reclassification adjustment for amounts included in net loss, net of
                related future income taxes                                                       (37)                     -
                                                                                      ------------------    -------------------

           Balance - End of period                                                                  -                      -
                                                                                      ------------------    -------------------

      Accumulated other comprehensive loss                                                   $ (9,349)             $ (20,250)
                                                                                      ------------------    -------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     BALANCE SHEETS

                                                       AS AT AUGUST 31, 2001                  AS AT FEBRUARY 28, 2002
                                               --------------------------------------- ---------------------------------------
                                                   AS REPORTED            U.S. GAAP          AS REPORTED          U.S. GAAP

                                                                                             (UNAUDITED)        (UNAUDITED)
           Goodwill
                Cost                           $        250,497   $        315,547     $        302,984     $       367,620
                Accumulated
                      amortization                      (31,325)           (39,762)             (55,718)            (70,650)
                                               ------------------ -------------------- -------------------- ------------------

                                               $        219,172   $        275,785     $        247,266     $       296,970
                                               ------------------ -------------------- -------------------- ------------------

           Shareholders' equity
                Share capital                  $        429,995   $        498,121     $        489,611     $       557,737
                Contributed surplus                       1,457              1,457                1,483               1,483
                Cumulative translation
                      adjustment                         (8,333)                 -              (19,234)                  -
                Deferred stock-based
                      compensation costs                      -             (7,968)                   -              (4,935)
                Other capital                                 -             12,350                    -              12,134
                Deficit                                  (8,314)           (23,494)             (50,044)            (75,686)
                Accumulated other
                      comprehensive loss                      -             (9,349)                   -             (20,250)
                                               ------------------ -------------------- -------------------- ------------------

                                               $        414,805   $        471,117     $        421,816     $       470,483
                                               ------------------ -------------------- -------------------- ------------------

      STATEMENTS OF CASH FLOWS

      For the periods ended February 28, 2001 and 2002, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

      UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATION

      Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.

      The following unaudited pro forma information reflects the results of operations as if the acquisition of EXFO Protocol Inc. had been completed on September 1, 2000 and 2001.

      Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                              THREE MONTHS           SIX MONTHS           THREE MONTHS          SIX MONTHS
                                                 ENDED                 ENDED                 ENDED                ENDED
                                              FEBRUARY 28,          FEBRUARY 28,          FEBRUARY 28,         FEBRUARY 28,
                                                 2001                  2001                   2002                 2002
                                           -------------------   -------------------   -------------------  -------------------

      Sales                                   $   36,459             $  65,143            $   14,601             $   34,846
      Net loss                                $   (3,680)            $    (313)           $  (27,165)            $  (52,856)
      Basic and diluted net loss
          per share                           $    (0.07)            $   (0.01)           $    (0.44)            $    (0.86)


      NEW ACCOUNTING STANDARDS

      In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on the company's financial statements.

      In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact of the adoption of this new guideline.

      In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees and direct awards to employees and non-employees be accounted for using a fair value-based method. The company has not yet assessed the impact of the adoption of this new standard.

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other intangible assets" and in August 2001 the CICA issued section 1581 "Business Combination" and section 3062 "Goodwill and other intangible assets". SFAS 141 and section 1581 require business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 and section 1581 also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142 and section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 and section 3062 require the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed the fair value. SFAS 142 and section 3062 will be adopted on September 1, 2002.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      The impact of adopting SFAS 142 and section 3062 will result in the non-amortization of goodwill recorded prior to July 1, 2001 resulting in the elimination of goodwill amortization for the year ending August 31, 2003 by approximately $63,000,000 under SFAS 142 and $50,000,000 under section 3062. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings under SFAS 142 and to deficit under section 3062. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

      Under the transitional provisions of SFAS 142 and section 3062, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., which closed on November 2, 2001.

      In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company has not yet assessed the impact of the adoption of this new standard.

      In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other that by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on December 15, 2001. Adopting this new standard is not expected to have a significant impact on the company's financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U. S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING CONTINUED UNCERTAINTY OVER THE WORLD-WIDE ECONOMY, SPENDING IN THE TELECOMMUNICATIONS SECTOR AND OUR ABILITY TO EXECUTE SUCCESSFULLY IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH DECREASED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR RECENTLY INTRODUCED NEW PRODUCTS AND OTHER UPCOMING NEW PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED COMPANIES; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U. S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.

OVERVIEW

Market conditions in the telecommunications industry worsened during the second quarter of fiscal 2002 compared to the same period last year. Not only did the market deteriorate, but the quarter ended February 28, 2002 was marked by many telecommunications carriers and optical equipment manufacturers postponing buying decisions because their capital spending budgets for 2002 were not finalized or because they reduced their spending outright. In addition, the slow sales months of December and January negatively affected our quarterly results, especially those for our Portable and Monitoring Division. As a result, we witnessed decreases in spending from several customers in the second quarter.

In the first two quarters of fiscal 2002, we implemented cost-cutting measures to align our cost structure to current market conditions, that provided approximately $6 million in annualized pre-tax savings. We lowered operating expenses, froze employee salaries, reduced our workforce and wrote-off excess and obsolete inventories. These measures incurred charges of $3.9 million, consisting of inventory write-off of $3.5 million and severance expenses of $410,000, in the first quarter of 2002 and of $6.3 million, consisting of inventory write-off of $5.9 million and severance expenses of $447,000, in the second quarter of 2002.

In terms of new product development, we expect to announce more than 20 new product introductions (since the beginning of fiscal 2002) by the time the Optical Fiber Conference and Exhibit concludes at Anaheim, California in mid-March 2002. In comparison, we launched the same number of products during the entire fiscal year in 2001. This unprecedented number of product launches in fiscal 2002 is a clear indicator that we continue to invest heavily in R&D, despite the downturn in the telecommunications industry.

On December 1, 2001, our new Enterprise Resource Planning (ERP) system was implemented at our major facility in Quebec City, QC. This ERP system will enable us to improve the efficiency of our operations and should provide our customers with better and more prompt service down the line.

On November 2, 2001, we completed our acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc) for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. This acquisition has been accounted for using the purchase method and has resulted in goodwill of $57,987,000 which, under the new accounting rules, is not amortized. EXFO Protocol Inc., a Montreal-based, pre-revenue company, is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates. This acquisition will enable us to enter the critical protocol-layer testing market and, more importantly, almost double our addressable market size to an estimated $3.3 billion, according to reports from Frost and Sullivan.

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the periods ended February 28, 2001 and 2002 should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in thousands of US dollars unless otherwise noted. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 9 to our interim consolidated financial statements.

                                                    THREE MONTHS ENDED                SIX MONTHS ENDED
                                                       FEBRUARY 28,                     FEBRUARY 28,
                                               ----------------------------     ----------------------------
                                                    2001           2002              2001           2002
                                               ----------------------------     ----------------------------
                                                                        (UNAUDITED)

Sales                                          $    36,293    $    14,601       $    64,812    $    34,739
Cost of sales                                       12,787         12,885            23,095         25,417
                                               -------------- --------------    -------------- --------------
Gross margin*                                       23,506          1,716            41,717          9,322

Operating expenses
     Selling and administrative                     10,915          9,252            19,835         19,577
     Net research and development                    3,315          3,673             5,287          6,818
     Amortization of property, plant and
         equipment                                     716          1,487             1,230          2,835
     Amortization of intangible assets               1,648          3,469             1,662          6,740
     Restructuring charges                               -            447                 -            857
                                               -------------- --------------    -------------- --------------
Total operating expenses                            16,594         18,328            28,014         36,827

Earnings (loss) from operations                      6,912        (16,612)           13,703        (27,505)
Interest income, net                                 1,777            279             4,408            978
Foreign exchange gain                                  811             54             3,170             87
                                               -------------- --------------    -------------- --------------

Earnings (loss) before income taxes and
     amortization of goodwill                        9,500        (16,279)           21,281        (26,440)
Income tax expense (recovery)                        3,099         (6,013)            7,251         (9,569)
                                               -------------- --------------    -------------- --------------

Earnings (loss) before amortization of
     goodwill                                        6,401        (10,266)           14,030        (16,871)
Amortization of goodwill                             6,377         12,409             6,501         24,859
                                               -------------- --------------    -------------- --------------

Net earnings (loss) for the period             $        24    $   (22,675)      $     7,529    $   (41,730)
                                               -------------- --------------    -------------- --------------

Basic and diluted net earnings  (loss) per
     share                                     $         -    $     (0.37)      $      0.15    $     (0.70)

Research and development data:
     Gross research and development            $     4,508    $     4,823       $     7,356    $     9,033
     Net research and development              $     3,315    $     3,673       $     5,287    $     6,818

Other data:
Pro forma net earnings (loss)**                $     7,511    $    (4,099)      $    15,126    $    (6,036)
Basic and diluted  pro forma net  earnings
     (loss) per share**                        $      0.14    $     (0.07)      $      0.31    $     (0.10)


* Including restructuring charges for inventory write-off of $5,862 and $9,362 for the three months and the six months ended February 28, 2002, respectively, nil in 2001.
** Net earnings (loss) excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

                                                    THREE MONTHS ENDED                SIX MONTHS ENDED
                                                       FEBRUARY 28,                     FEBRUARY 28,
                                               ----------------------------     ----------------------------
                                                    2001           2002              2001           2002
                                               ----------------------------     ----------------------------
                                                                        (UNAUDITED)

Sales                                              100.0%         100.0%            100.0%         100.0%
Cost of sales                                       35.2           88.2              35.6           73.2
                                               -------------- --------------    -------------- --------------
Gross margin*                                       64.8           11.8              64.4           26.8

Operating expenses
     Selling and administrative                     30.1           63.4              30.6           56.4
     Net research and development                    9.1           25.2               8.2           19.6
     Amortization of property, plant and
         equipment                                   2.0           10.2               1.9            8.2
     Amortization of intangible assets               4.5           23.7               2.6           19.4
     Restructuring charges                             -            3.1                 -            2.4
                                               -------------- --------------    -------------- --------------
Total operating expenses                            45.7          125.6              43.3          106.0

Earnings (loss) from operations                     19.1         (113.8)             21.1          (79.2)
Interest income, net                                 4.9            1.9               6.8            2.8
Foreign exchange gain                                2.2            0.4               4.9            0.3
                                               -------------- --------------    -------------- --------------

Earnings (loss) before income taxes and
     amortization of goodwill                       26.2         (111.5)             32.8          (76.1)
Income tax expense (recovery)                        8.5          (41.2)             11.2          (27.5)
                                               -------------- --------------    -------------- --------------

Earnings (loss) before amortization of
     goodwill                                       17.7          (70.3)             21.6          (48.6)
Amortization of goodwill                            17.6           85.0              10.0           71.5
                                               -------------- --------------    -------------- --------------

Net earnings (loss) for the period                   0.1%        (155.3)%            11.6%        (120.1)%
                                               -------------- --------------    -------------- --------------

Research and development data:
     Gross research and development                 12.4%          33.0%             11.3%          26.0%
     Net research and development                    9.1%          25.2%              8.2%          19.6%

Other data:
Pro forma net earnings (loss)**                     20.7%         (28.1)%            23.3%         (17.4)%


* Including restructuring charges for inventory write-off of 40.1 % and 26.9 % of sales for the three months and the six months ended February 28, 2002, respectively. Excluding these restructuring charges, gross margin would have reached 51.9% and 53.8% of sales for the three months and the six months ended February 28, 2002, respectively.
** Net earnings (loss) excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

SALES

For the three months ended February 28, 2002, sales decreased 60% to $14.6 million from $36.3 million for the same period last year. The decrease in sales is directly related to a reduced demand for our products and pricing pressure attributable to the continued severe downturn in the telecommunications industry. Indeed, market conditions worsened and the second quarter of 2002 was marked by many telecommunications carriers as well as optical equipment manufacturers postponing buying decisions because their capital spending budgets for 2002 were not finalized or were reduced outright. Telecommunications carriers have reduced their capital expenditures for network deployments and they are focusing on providing additional bandwidth at the minimum cost by turning up data transmission rates, increasing DWDM channels and lighting dark fiber. Optical equipment manufacturers were hit harder due to reduction in network deployments. Both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure but the downturn was more severe in the Industrial and Scientific division as it was the case in the first quarter of 2002, as compared with the same periods last year.

Portable and Monitoring products and Industrial and Scientific products accounted both for 50% of our sales in the second quarter of 2002, compared to 43% and 57%, respectively for the same period last year. They represented 62% and 38%, respectively for the first quarter of 2002.

We expected our Portable and Monitoring products to represent a larger portion of our sales during the second quarter of 2002. Nevertheless, our sales of Portable and Monitoring products decreased 41% compared to the first quarter of 2002, because slow sales months December and January negatively affected our quarterly results in this division more than anticipated. On the other hand, our sales of Industrial and Scientific products remained flat in dollars in this quarter compared to the first quarter of 2002. We believe that our extensive product portfolio in this division helped us gain a relative stability.

Our net book-to-bill ratio for the three months ended February 28, 2002 is at
0.91 compared to 0.63 for the previous quarter. Order cancellations amounted to approximately $4 million and $2 million during the first two quarters of 2002. Without these cancellations, our book-to-bill ratio would be at 0.84 and 1.05 for the first two quarters of 2002.

North American sales accounted for 48% and 59% of sales for the three months ended February 28, 2002 and 2001, respectively. International sales represented 52% and 41% of sales for the three months ended February 28, 2002 and 2001, respectively. The increase in our international sales is the result of our sustained efforts to develop the Asian market. Despite the significant decrease in sales for every other geographical area, especially in North America, our sales to the Asian market remained flat at $3.8 million year over year. For the three months ended February 28, 2002, no customer accounted for more than 4.6% of sales.

For the six months ended February 28, 2002, sales decreased 46% to $34.7 million from $64.8 million for the same period last year. The decrease in sales is directly related to a reduced demand for our products and pricing pressure attributable to the continued severe downturn in the telecommunications industry. Indeed, market conditions worsened and the first half of 2002 was marked by many telecommunications carriers as well as optical equipment manufacturers postponing buying decisions because their capital spending budgets for 2002 were not finalized or were reduced. Telecommunications carriers have reduced their capital expenditures for network deployments and they are focusing on providing additional bandwidth at the minimum cost by turning up data transmission rates, increasing DWDM channels and lighting dark fiber. Optical equipment manufacturers were hit harder due to reduction in network deployments. Both our

Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure but the downturn was more severe in the Industrial and Scientific division.

Portable and Monitoring products accounted for 57% of our sales and Industrial and Scientific products accounted for 43% of our sales in the first half of 2002, compared to 52% and 48%, respectively for the same period last year.

North American sales accounted for 53% and 60% of sales for the six months ended February 28, 2002 and 2001, respectively. International sales represented 47% and 40% of sales for the six months ended February 28, 2002 and 2001, respectively. The increase in our international sales is the result of our sustained efforts to develop the Asian market. Despite the significant decrease in sales for every other geographical area, especially in North America, our sales to the Asian market increased 4.4% to $7.3 million in the first half of 2002, compared to $7.0 million for the same period last year. For the six months ended February 28, 2002, no customer accounted for more than 5.9% of sales.

GROSS MARGIN

Gross margin represented 11.8% of sales for the three months ended February 28, 2002, compared to 64.8% for the same period last year.

The percentage decline in gross margin is due to a number of reasons. First of all, we recorded an additional inventory write-off of $5.9 million for obsolete and excess inventories as part of our restructuring plan. Excluding this restructuring charge, gross margin would have reached 51.9%. Secondly, the continued severe slowdown in the telecommunications industry resulted in a reduced demand and pricing pressure for our products in the second quarter of 2002 which prevented a better absorption of our fixed manufacturing costs. Our manufacturing capacity in Quebec City, QC and Victor, NY, have almost doubled since November 2000, while our sales decreased significantly in the second quarter of 2002. Thirdly, we experienced a shift in product mix in favor of Portable and Monitoring products which tend to be slightly lower-margin products. Finally, EXFO Photonic Solutions operates in a market that has relatively lower-margin products.

Gross margin represented 26.8% of sales for the six months ended February 28, 2002, compared to 64.4% for the same period last year.

The percentage decline in gross margin is due to a number of reasons. First of all, we recorded $9.4 million in inventory write-offs for obsolete and excess inventories as part of our restructuring plans. Excluding these restructuring charges, gross margin would have reached 53.8%. Secondly, the continued severe slowdown in the telecommunications industry resulted in a reduced demand and pricing pressure for our products in the first half of 2002 which prevented a better absorption of our fixed manufacturing costs. Our manufacturing capacity in Quebec City, QC and Victor, NY, have almost doubled since November 2000, while our sales decreased significantly in the first half of 2002. Thirdly, we experienced a shift in product mix in favor of Portable and Monitoring products which tend to be slightly lower-margin products. Finally, EXFO Photonic Solutions operates in a market that has relatively lower-margin products.

Gross margin can be negatively affected by competitive pricing pressure, increase in obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of fixed manufacturing costs and increases in products offerings by other suppliers in the fiber-optic test, measurement, monitoring and automation industry.

SELLING AND ADMINISTRATIVE

For the three months ended February 28, 2002, selling and administrative expenses were $9.3 million, or 63.4 % of sales, compared to $10.9 million, or 30.1% of sales for the same period last year. The dollar decrease is mainly due to lower expenses resulting from our restructuring plans implemented since June 2001 and lower commission expenses as our sales decreased significantly during the second quarter of 2002. However, the dollar decrease was offset in part by the impact of the acquisitions of EXFO Photonic Solutions and EXFO Protocol.

The significant decrease in sales in the second quarter of 2002 caused the percentage to increase since a large portion of our selling and administrative expenses tends to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

For the six months ended February 28, 2002, selling and administrative expenses were $19.6 million, or 56.4 % of sales, compared to $19.8 million, or 30.6% of sales for the same period last year. The slight dollar decrease is due to lower expenses resulting from our restructuring plans implemented since June 2001 and lower commission expenses as our sales decreased significantly during the first half of 2002, which were mainly offset by the impact of the acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol.

The significant decrease in sales in the first half of 2002 caused the percentage to increase since a large portion of our selling and administrative expenses tends to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

Considering persistent market conditions, efforts will continue to be undertaken in order maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve sales, service our customers, integrate our acquired companies and satisfy our customers.

RESEARCH AND DEVELOPMENT

For the three months ended February 28, 2002, gross research and development expenses were $4.8 million, or 33.0% of sales, compared to $4.5 million, or 12.4% of sales for the same period last year. The slight increase in gross research and development dollars is related to the acquisitions of EXFO Photonic Solutions and EXFO Protocol, offset in part by the effect of our cost-cutting measures. However, those measures had relatively limited impact on our research and development activities as compared to the significant decrease in sales, and did not jeopardize the development of our key products.

The percentage increase reflects our strong and continued focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introductions will be the key to gain market share in this current economic environment and ensure the long-term growth and profitability of the company. In this quarter, 49.9% of our sales originated from products that have been on the market for two years or less. This is an improvement compared to 43.1% of our sales reached in the same period last year.

We launched nine new products during the second quarter of fiscal 2002. Three major releases included the FTB-5800 Chromatic Dispersion Analyzer for deployments and upgrades of high-speed DWDM networks; the IQS-500 Cortex platform for fiber-optic manufacturing and research and development applications; and the FPMD-5600 Femtosecond Polarization Mode Dispersion Analyzer for measuring second-order PMD in narrowband DWDM channels and broadband components.

For the three months ended February 28, 2002, tax credits and grants from federal, provincial and state governments for research and development activities were $1.2 million, or 23.8% of gross research and development expenses, compared to $1.2 million, or 26.5% of gross research and development expenses, for the same period last year.

Our tax credits and government grants remained flat since our gross research and development only slightly increased.

In terms of net research and development expenses, they amounted to $3.7 million, or 25.2% of sales for the three months ended February 28, 2002, compared to $3.3 million, or 9.1% of sales, for the same period last year.

For the six months ended February 28, 2002, gross research and development expenses were $9.0 million, or 26.0% of sales, compared to $7.4 million, or 11.3% of sales, for the same period last year. The increase in gross research and development dollars is mainly related to the acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol.

The percentage increase reflects our strong and continued focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introduction will be the key to gain market share in this current economic environment and ensure the long-term growth and profitability of the company. In the first half of 2002, 50.3% of our sales originated from products that have been on the market two years or less. This is a strong improvement compared to 39.6% of our sales reached in the same period last year.

For the six months ended February 28, 2002, we released 16 new products. In comparison, we released just over 20 new products during the entire fiscal year in 2001.

For the six months ended February 28, 2002, tax credits and grants from federal, provincial and state governments for research and development activities were $2.2 million, or 24.5% of gross research and development expenses, compared to $2.1 million, or 28.1% of gross research and development expenses, for the same period last year.

Our tax credits and government grants remained flat mainly due to the fact that our U.S based Burleigh Instruments, which caused an increase in gross research and development expenses, is not eligible for tax credits.

In terms of net research and development expenses, they amounted to $6.8 million, or 19.6% of sales for the six months ended February 28, 2002, compared to $5.3 million, or 8.2% of sales, for the same period last year.

We expect to continue investing heavily in research and development in the up-coming quarters, reflecting our focus on innovation, our desire to gain market share and our goal to exceed our customers' needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol, we recorded $61.1 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisition, resulted in amortization expenses of $3.5 million and $6.7 million for the three months and the six months ended February 28, 2002, respectively, compared to $1.6 million and $1.7 million for the corresponding periods of last year.

RESTRUCTURING CHARGES

During the first two quarters of 2002, we implemented structured plans in order to align our costs to current market conditions and to better position ourselves amidst a challenging environment. Under these structured plans, we lowered our operating expenses, froze employee salaries and reduced our work force in part by attrition.

As a result, we recorded restructuring charges of $410,000 in severance expenses for the 101 employees who were terminated in the first quarter of 2002 and $447,000 in severance expenses for the 57 employees who were terminated in the second quarter of 2002.

Our cost-cutting measures represent our efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.

INTEREST INCOME, NET

For the three months ended February 28, 2002, net interest income amounted to $0.3 million compared to $1.8 million for the same period last year. For the six months ended February 28, 2002, net interest income amounted to $1.0 million compared to $4.4 million for the same period last year. These decreases are directly related to the use of short-term investments to finance our acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol as well as a general decrease in interest rates. Our net interest income will decrease in the upcoming quarters since we used short-term investments to pay for cash consideration in our recent acquisitions and because interest rates may continue to drop.

FOREIGN EXCHANGE GAIN

For the three months ended February 28, 2002, foreign exchange gain amounted to $54,000 compared to $0.8 million for the same period last year. These foreign exchange gains are the result of the translation of operating activities denominated in currency other than the Canadian dollar.

For the six months ended February 28, 2002, foreign exchange gain amounted to $87,000 compared to $3.2 million for the same period last year. Last year's foreign exchange gain was mainly due to the translation of short-term investments denominated in US dollars.

During the three months and the six months ended February 28, 2002, we were able to manage our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currency other than the Canadian dollar.

INCOME TAXES

Our effective income tax recovery rate was 36.9% for the three months ended February 28, 2002, compared to our effective income tax rate of 32.6% for the same period last year. The increase in our effective income tax recovery rate is explained by the fact that our current operating loss will be carried back for tax purposes and applied against specific prior years' taxable income that was imposed at higher rates.

For the six months ended February 28, 2002, our effective income tax recovery rate was 36.2%, compared to our effective income tax rate of 34.1% for the same period last year. The increase in our effective income tax recovery rate can be explained by the fact that our current operating loss will be carried back for tax purposes and applied against specific prior years' taxable income that was imposed at higher rates.

AMORTIZATION OF GOODWILL

In conjunction with the acquisitions of Burleigh Instruments and EXFO Photonic Solutions, we recorded $248.5 million in goodwill, which is amortized over five years, resulting in amortization expenses of $12.4 million and $24.9 million for the three months and the six months ended February 28, 2002, respectively, compared to $6.4 million and $6.5 million for the corresponding periods of last year. The acquisition of EXFO Protocol has been accounted for using the new accounting standards contained in sections 1581 and 3062 of the CICA and consequently, goodwill resulting from this acquisition is not amortized but instead reviewed for impairment. Considering that this acquisition closed on November 2, 2002, no impairment review of goodwill has been made on February 28, 2002.

NET EARNINGS (LOSS)

Net loss amounted to $22.7 million, or $0.37 per share and $41.7 million, or $0.70 per share, for the three months and the six months ended February 28, 2002, respectively, compared to net earnings of $24,000, or $0.00 per share and $7.5 million, or $0.15 per share, for the corresponding periods of last year.

PRO FORMA NET EARNINGS (LOSS)

As a measure to assess financial performance, we use pro forma net earnings
(loss) and pro forma net earnings (loss) per share. Pro forma net earnings
(loss) represent net earnings (loss) excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges.

Pro forma net loss amounted to $4.1 million, or $0.07 per share and $6.0 million, or $0.10 per share, for the three months and the six months ended February 28, 2002, respectively, compared to pro forma net earnings of $7.5 million, or $0.14 per share, and $15.1 million, or $0.31 per share, for the corresponding periods of last year.

Pro forma net earnings (loss) is reconciled as follows:

                                                           THREE MONTHS                  SIX MONTHS
                                                               ENDED                       ENDED
                                                           FEBRUARY 28,                  FEBRUARY 28,
                                                    ------------------------      ------------------------
                                                        2001           2002           2001           2002

                                                                           (UNAUDITED)

                                                       (in thousands of US dollars, except per share data)

    Net earnings (loss) in accordance with GAAP     $      24      $ (22,675)     $   7,529      $ (41,730)

    Pro forma adjustments:
    Amortization of goodwill                            6,377         12,409          6,501         24,859
    Amortization of intangible assets                   1,648          3,469          1,662          6,740
    Tax effect of amortization of intangible
        assets                                           (538)        (1,281)          (566)        (2,426)
    Restructuring charges                                   -          6,309              -         10,219
    Tax effect of the restructuring charges                 -         (2,330)             -         (3,698)
                                                    -----------    -----------    -----------    ------------

    Pro forma net earnings (loss)                   $   7,511      $  (4,099)     $  15,126      $  (6,036)
                                                    -----------    -----------    -----------    ------------

    Basic and diluted pro forma net earnings
        (loss) per share                            $    0.14      $   (0.07)     $    0.31      $   (0.10)


We provide pro forma financial information to help the reader better understand our operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our Initial Public Offering, we financed operations and met our capital expenditure requirements mainly through cash flows from operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares for net proceeds of approximately $209 million, including the over-allotment option exercised by the underwriters. Since our Initial Public Offering, we have financed our major investments mainly by the issuance of subordinate voting shares and the use of our short-term investments.

CASH POSITION AND SHORT-TERM INVESTMENTS

As at February 28, 2002, cash and cash equivalents as well as short-term investments consisted of $51.5 million. Our working capital was $106.8 million. Our cash and cash equivalents and short-term investments have decreased by approximately $6.7 million since November 30, 2001, mainly due to the financing of operating activities for $4.7 million and the cash payment of $1.2 million for the purchase of property, plant and equipment and intangible assets.

Our cash and cash equivalents and short-term investments have decreased by approximately $23.1 million since August 31, 2001, mainly due to the cash payment of $9.8 million for the acquisition of EXFO Protocol, the cash payment of $4.3 million for the purchases of property, plant and equipment and intangible assets and the financing of operating activities of $6.4 million for the first half of 2002.

OPERATING ACTIVITIES

Cash flows used by operating activities were $4.7 million for the three months ended February 28, 2002, compared to $0.6 million for the same period last year. Cash flows used by operating activities were primarily due to the net loss after items not affecting cash and cash equivalents of $6.1 million. This figure was offset, in part, by the net decrease in accounts receivable and inventories of $13.0 million over the decrease in accounts payable and accrued liabilities of $3.2 million and the increase in income taxes receivable of $8.2 million. The decrease in our accounts receivable, inventories and accounts payable and accrued liabilities is respectively due to the reduction in our sales level, our inventory write-off and our efforts to maintain inventories at the lowest acceptable level and the reduction in our purchases due to the actual slowdown in our industry. The increase in our income taxes receivable is directly related to income tax recovery following the carry back to previous years' taxable income of our consolidated tax loss for the second quarter of 2002.

For the three months ended February 28, 2002, the major items not affecting cash and cash equivalents consisted of amortization expenses of $17.4 million.

Cash flows used by operating activities were $6.4 million for the six months ended February 28, 2002, compared to $1.8 million for the same period last year. Cash flows used by operating activities were primarily due to the net loss after items not affecting cash and cash equivalents of $8.6 million. This figure was offset, in part, by the net decrease in accounts receivable and inventories of $24.4 million over the decrease in accounts payable and accrued liabilities of $5.4 million and the increase in income taxes receivable of $16.3 million. The decrease in our accounts receivable, inventories and accounts payable and accrued liabilities is respectively due to the reduction in our sales level, our inventory write-offs and our efforts to maintain inventories at the lowest acceptable level and the reduction in our purchases due to the actual slowdown in our industry. The increase in our income taxes receivable directly relates to income tax recovery following the carry back to previous years' taxable income of our consolidated tax loss for the first half of 2002.

For the six months ended February 28, 2002, the major items not affecting cash and cash equivalents consisted of amortization expenses of $34.4 million.

FINANCING ACTIVITIES

Cash flows used by financing activities were $22,000 for the three months ended February 28, 2002, compared to cash flows provided by financing activities of $107,000 for the same period last year.

Cash flows used by financing activities were $47,000 for the six months ended February 28, 2002, compared to cash flows provided by financing activities of $0.8 million for the same period last year.

As at February 28, 2002, we have credit facilities that provide for advances of up to $6.2 million under lines of credit. These lines of credits bear interest at prime rate.

INVESTING ACTIVITIES

Cash flows used by investing activities were $8.0 million for the three months ended February 28, 2002, compared to cash flows provided by investing activities of 3.0 million for the same period last year. During the second quarter of 2002, we acquired for $6.8 million in short-term investments and for $1.2 million in property, plant and equipment and intangible assets.

Cash flows provided by investing activities were $7.0 million for the six months ended February 28, 2002, compared to $2.7 million for the same period last year. During the first half of 2002, we disposed of $21.1 million in short-term investments to finance the $4.3 million purchases of property, plant and equipment and intangible assets and to pay the cash consideration of $9.8 million for the acquisition of EXFO Protocol. Despite these purchases and acquisition, the disposal of short-term investments generated net cash flows of $7.0 million in the first half of 2002.

OUTLOOK

As described above, we incurred an operating loss in the second quarter and the first half of 2002, and operating activities for these periods used $4.7 million and $6.4 million in cash flows, respectively. There can be no assurance as to whether and when we will return to profitability or that our revenues will return to prior level. However, we believe that our cash balances and short-term investments, together with available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for the next twelve months. However, possible additional operating losses and/or possible investments in or acquisition of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on terms satisfactory to us.

NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on our financial statements.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. We have not yet assessed the impact of the adoption of this new guideline.

In December 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees and direct awards to employees and non-employees be accounted for using a fair value-based method. We have not yet assessed the impact of the adoption of this new standard.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other intangible assets" and in August 2001, the CICA issued section 1581 "Business Combination" and section 3062 "Goodwill and other intangible assets". SFAS 141 and section 1581 require business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. These sections also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142 and section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 and section 3062 require the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds the fair value. SFAS 142 and section 3062 will be adopted on September 1, 2002.

The impact of adopting SFAS 142 and section 3062 will result in the non-amortization of goodwill recorded prior to July 1, 2001 and resulting in the elimination of goodwill amortization for the year ending August 31, 2003 by approximately $63,000,000 under SFAS 142 and $50,000,000 under section 3062. Moreover, we will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings under SFAS 142 and to deficit under section 3062. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

Under the transitional provisions of SFAS 142 and section 3062, we did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., which closed on November 2, 2001.

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We have not yet assessed the impact of the adoption of this new standard.

In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a business segment. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on December 15, 2001. Adopting this new standard is not expected to have a significant impact on our financial statements.

RISKS AND UNCERTAINTIES

We operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

The main risks and uncertainties related to the fiber-optic test, measurement, monitoring and automation industry involve the quick development of new products that have short lifecycles and require extensive research and development; the difficulty of attracting and retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to ensure our growth.

In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these companies as well as their products, technologies and personnel.

We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses of certain international subsidiaries, the purchase of raw materials in US dollars and forward exchange contracts.

Also, the economic slowdown in our industry could result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments which potentially subject us to credit risks consist principally of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, we refer you to the risk factors set forth in our disclosure documents published with securities commissions.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         EXFO ELECTRO-OPTICAL ENGINEERING INC.

                         By:    /s/ Kimberley Okell
                                --------------------------------------
                         Name:  Kimberley Okell
                         Title: Corporate Secretary



Date:  March 20, 2002